VIA EDGAR

July 24, 2018

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn: William H. Thompson
Accounting Branch Chief

RE:	O’Reilly Automotive, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 28, 2018
Form 8-K filed April 25, 2018
File No. 0-21318

Dear Mr. Thompson:

We are writing in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 20, 2018, to Mr. Thomas McFall, Chief Financial Officer of O’Reilly Automotive, Inc. (the “Company”), containing comments with respect to the Company’s above referenced filings. For convenience, we have included our responses below, preceded by the exact text of the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1.	Reference is made to your disclosure that defines comparable store sales. In future filings, please definitely state whether or not online sales are included in this measure.

RIGHT PART, RIGHT PRICE GUARANTEE!

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
July 24, 2018

Response:

In future filings, we will expand our disclosure to definitively state whether or not online sales are included in our calculation of comparable store sales. Our proposed revised disclosure is expanded as follows:

Comparable store sales are calculated based on the change in sales for stores open at least one year and exclude sales of specialty machinery, sales to independent parts stores and sales to Team Members. Online sales, resulting from ship-to-home orders and pick-up-in-store orders, for stores open at least one year, are included in the comparable store sales calculation.

Form 8-K filed April 25, 2018

Exhibit 99.1

2.
Reference is made to your disclosure of expected fiscal 2018 free cash flow. In future earnings releases filed under Item 2.02 of Form 8-K, please present the most directly comparable financial measure calculated and presented in accordance with GAAP; and provide a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure and the most comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

Response:

In future earnings releases filed under Item 2.02 of Form 8-K, where reference is made to disclosure of expected free cash flow, we will expand our disclosure to present expected net cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, and we will provide a quantitative reconciliation of the differences between expected free cash flow and expected net cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP. Our proposed revised disclosure is expanded as follows:

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William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
July 24, 2018

The table below outlines the Company’s guidance for selected full-year XXXX financial data:

For the Year Ending December 31, XXXX
Net cash provided by operating activities	$X.X to $X.X
Capital expenditures	$X.X to $X.X
Free cash flow (1)	$X.X to $X.X

(1)
Free cash flow is a non-GAAP financial measure. The table below reconciles Free cash flow guidance to Net cash provided by operating activities guidance, the most directly comparable GAAP financial measure:

(in millions)		For the Year Ending December 31, XXXX
Net cash provided by operating activities		$ X	to	$ X
Less:	Capital expenditures	X	to	X
	Excess tax benefit from share-based compensation payments	X	to	X
Free cash flow		$ X	to	$ X

We believe that the foregoing is fully responsive to the comment letter. Please direct any further questions or comments to the undersigned.

Very truly yours,

O’REILLY AUTOMOTIVE, INC.

By:	/s/	Thomas McFall
Thomas McFall
Executive Vice President and Chief Financial Officer
Direct Line: (417) 874-7162
Email: tmcfall@oreillyauto.com

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